May 2, 2023

Eiko Yaoita Pyles, Staff Accountant
Melissa Gilmore, Senior Staff Accountant

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:    Blue Bird Corporation (the “Company” or “Blue Bird”)
Form 10-K for the Fiscal Year Ended October 1, 2022 (“fiscal 2022”)
Filed December 12, 2022
File No. 001-36267

To the addressees set forth above:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) as set forth in your letter dated April 18, 2023 (the “Comment Letter”) relating to the Company’s Form 10-K for fiscal 2022. For ease of reference in this letter, each of your comments appears in italics directly above the Company’s related response.

Form 10-K for the Fiscal Year Ended October 1, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.    We note your response to prior comment 1. Please tell us how your discussions in the Management’s Discussion and Analysis of Financial Condition and Results of Operations provide disclosures of known trends or uncertainties that are reasonably likely to have a material impact on the Company’s cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the rising interest rates given that you do not have plans to enter into mitigating interest rate risk arrangements at this time. Refer to Rule 303(b) of Regulation S-K.

On the date we filed our fiscal 2022 Form 10-K with the SEC, general inflationary pressures had largely stabilized and the expectation at that point in time was that the Federal Reserve Board’s (“FRB”) policy to address the significant inflation that occurred during all and much of calendar years 2021 and 2022, respectively, would slow considerably in the near term. The floating interest rates that we are charged on borrowings against our Credit Facility are influenced by changes in the Federal Funds Rate (“FFR”) that is governed by the FRB. Based on the best information available on approximately December 12, 2022, management estimated that future increases in the FFR would slow considerably when compared with increases enacted by the FRB throughout calendar year 2022 and accordingly, determined that significant increases in market interest rates was not a trend or uncertainty that would continue into calendar year 2023.

Since December 12, 2022 through the date of this document, the FRB has taken action on three separate occasions that resulted in an aggregate 1% increase in the FFR. As of the date of this document, there are differing views in the overall market regarding future FRB actions. Specifically, some observe that pricing pressures have cooled considerably as a result of the FRB’s historical actions and accordingly, believe that any future rate increases by the FRB will be minimal, while others (primarily interest rate traders) are taking the view that FRB’s historical actions have gone too far, causing a significant strain on the financial system (and thus, overall U.S. economy), and are forecasting that rates may actually
BLUE BIRD CORPORATION
3920 Arkwright Rd., Suite 200, Macon, GA 31210

decrease as soon as July 2023. Regardless, the overall view appears to support an expectation of no significant increases in market interest rates in the near term.

On December 12, 2022, management estimated that market interest rates would not increase significantly in the near term and used this information, when combined with the fact that our existing Credit Facility will likely be amended or refinanced by approximately the end of calendar year 2023, to conclude that no additional action was necessary to mitigate interest rate risks in the near term. Additionally, on that same date, the Company was forecasting decreased levels of debt borrowings in fiscal year 2023 and subsequently, primarily resulting from the approximate $5 million quarterly term loan repayments required through maturity and relatively minor usage of revolving credit facility borrowings to support working capital requirements. Based on the information included in the immediately preceding sentences, management determined that it was not aware of any known trends or uncertainties that were reasonably likely to have a material impact on the Company’s cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the changes in market interest rates and accordingly, did not include such disclosures in its fiscal 2022 Form 10-K. To quantify, a 1% increase in market interest rates would have resulted in an approximate $1.7 million annual pretax increase in interest expense based upon the borrowings outstanding as of October 1, 2022, with borrowings during fiscal year 2023 and subsequently forecasted to be significantly lower for the reasons discussed above.

Nonetheless, management confirms its intention to continue to monitor expectations regarding market interest rate changes in future periods. To the extent that new information arises that results in management concluding that changes in market interest rates are reasonably likely to have a material impact on the Company’s cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations in future periods, we acknowledge that we will include detailed disclosures of such potential impact(s) in future filings to comply with the requirements of Rule 303(b) of Regulation S-K.

Additionally, to better inform financial statement readers of the potential impact of changes in market interest rates on our operations, financial results and liquidity, we plan to include a statement similar to the following in Item 7A, Quantitative and Qualitative Disclosures About Market Risk, in future filings on Form 10-K: “Based upon the balance of term loan and revolving credit facility borrowings outstanding as of [insert balance sheet date], a one percent change in market interest rates would increase or decrease, as applicable, annual interest expense, and ultimately cash flows from operations, by approximately $[insert calculated amount] million.”

Key Non-GAAP Financial Measures We Use to Evaluate Our Performance, page 31

2.    In response to prior comment 2, you stated that the product redesign initiatives costs were incurred to meet or exceed certain government-mandated regulations, and that they occur infrequently and not on a set cadence. Please tell us when these expenses were incurred most recently by the Company prior to fiscal 2022.

As mentioned in our prior response, as an automotive manufacturer, our products must meet or exceed certain government-mandated regulations, particularly those relating to unique, applicable state and federal emissions requirements. These emission requirements are primarily driven by the U.S. Environmental Protection Agency (the “EPA”) and California Air Resource Board (the “CARB”).

On the EPA side, among others, we are subject to the following Greenhouse Gas Emissions for Commercial Trucks and Buses (the “GHG”) regulations:

•Phase 1 Greenhouse Gas Rule for model years 2014-2018: In September 2011, in response to a Presidential Memorandum issued in May 2010, the EPA, in coordination with the National Highway Traffic Safety Administration (the “NHTSA”), issued greenhouse gas emissions and fuel economy standards for medium and heavy-duty trucks manufactured in model years 2014-2018.

Blue Bird engineering expenses to ensure compliance with this rule were mainly incurred prior to 2015, the year the Company became publicly traded.
•Phase 2 Greenhouse Gas Rule for model years 2018-2027: In October 2016, the EPA and NHTSA jointly finalized Phase 2 standards for medium- and heavy-duty vehicles through model year 2027 that were intended to improve fuel efficiency and cut carbon pollution to reduce the impacts of climate change, while bolstering energy security and spurring manufacturing innovation. The final phase two program promotes a new generation of cleaner, more fuel-efficient trucks by encouraging the development and deployment of new and advanced cost-effective technologies. The product of four years of extensive testing and research, the vehicle and engine performance standards would cover model years 2018-2027 for certain trailers and model years 2021-2027 for semi-trucks, large pickup trucks, vans, and all types and sizes of buses and work trucks.
Blue Bird engineering expenses to ensure compliance with this rule were mainly incurred in fiscal years 2018 through 2021, peaking in fiscal year 2019.
•Phase 3 Proposed Rule for model years 2028-2032: On April 12, 2023, the EPA announced a proposal to revise existing standards to reduce greenhouse gas emissions from heavy-duty vehicles in model year 2027 and set new, more stringent standards for model years 2028 through 2032. The Phase 3 greenhouse gas standards would apply to heavy-duty vocational vehicles (such as delivery trucks, refuse haulers, public utility trucks, transit, shuttle, school buses, etc.) and tractors (such as day cabs and sleeper cabs on tractor-trailer trucks).
Blue Bird engineering expenses to ensure compliance with this rule will likely start to occur, at the earliest, in fiscal year 2024 so that necessary changes have been finalized prior to the more stringent emissions standards effective dates.
•For more information please see: https://www.epa.gov/regulations-emissions-vehicles-and-engines/regulations-greenhouse-gas-emissions-commercial-trucks

On the CARB side, among others, we are subject to the following Heavy-Duty Low NOx Omnibus (the “Omnibus”) regulation:

•In 2013, California established optional low-NOx standards with the most aggressive being 0.02 g/bhp-hr, which was 90 percent below the then current standard. The optional NOx standards were developed to pave the way for mandatory standards by encouraging manufacturers to develop and certify low NOx engines and incentivizing the purchase of certified low NOx engines. As a result, since 2016, a number of natural gas- and propane-fueled Otto-cycle engine families have been certified to the most stringent optional low NOx standards of 0.02 g/bhp-hr.
•The Omnibus regulation implements two key measures in California’s 2016 State Strategy for the State Implementation Plan (the “SIP”). The SIP measures include the “Low-NOx Engine Standard” and the “Lower In-Use Emission Performance Level” and are deemed critical for attaining federal health-based air quality standards for ozone in 2031 in the South Coast and San Joaquin Valley air basins, and fine particulate matter (PM2.5) standards over the next decade.
•In its public hearing on August 27, 2020, the CARB staff proposed, and the Board approved for adoption, the Omnibus regulation, which established stringent NOx engine emission standards that are 90 percent below current levels on existing certification cycles and lower NOx standards on new certification cycles to control emissions over a broader range of vehicle operation, including idling, low load, and highway operation. In addition, the regulation revised the heavy-duty in-use testing program to make it more effective in ensuring compliance with the in-use emission standards over a broader range of vehicle operation and lengthened the useful life and emissions warranty period requirements to reflect the longevity of heavy-duty vehicles. The regulation was approved by the Office of Administrative Law on December 22, 2021, with an effective date of December 22, 2021.
•California’s new lower NOx emissions standards are required to be met in two steps, with the first requirement occurring in 2024 and the second in 2027 as illustrated in the below chart:

CARB Low NOx Heavy Duty Omnibus Standards
(NOx and PM)
0.2
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
NOx (g/hp-hr)
EPA 2010
2024
2027
0
0.002
0.004
0.006
0.008
0.01
Particulate Matter (g/hp-hr)

•For more information please see: https://ww2.arb.ca.gov/our-work/programs/heavy-duty-low-nox/about
Blue Bird engineering expenses to ensure compliance with this rule were mainly incurred in fiscal years 2018 through 2021, peaking in fiscal year 2019 in conjunction with the EPA GHG project discussed previously above.

In addition to the EPA and CARB regulations discussed above, heavy-duty refueling standard requirements became effective for school buses starting in 2022 for the first time:

•Onboard Refueling Vapor Recovery (“ORVR) is a vehicle emission control system that collects fuel vapor generated during a vehicle’s refueling process. ORVR helps reduce harmful emissions like volatile organic compounds from escaping the tank. An on-board carbon/vapor canister captures and stores the fuel vapors, which are then consumed by the engine during combustion.
•Blue Bird propane and gasoline school buses have received EPA and CARB certification for the 2022 heavy-duty refueling standard, significantly reducing emissions from escaping the tank during refueling.
•On gasoline fuel systems, EPA tests show that the new refueling emissions regulations can reduce harmful emissions by up to 93%.
•For propane buses, the requirement is met by using a low-emissions quick-connect fill valve, which limits fuel vapors in the atmosphere. For gasoline buses, the requirement is met by implementation of the ORVR system.
•For more info please see: https://www.ecfr.gov/current/title-40/chapter-I/subchapter-U/part-1037/subpart-B/section-1037.103
Blue Bird engineering expenses to ensure compliance with this rule were mainly incurred in fiscal year 2021 and, to a lesser extent, in fiscal 2022, which are a component of our relatively small fiscal 2022 EBITDA adjustment.

As mentioned in our prior response, compliance with such standards can be difficult and costly and require extensive product development and testing costs over extended periods of time – often multiple years. We work extensively with, and fund a significant amount of the research and development and other costs incurred by our single-source suppliers (Cummins for diesel and EV, Ford for gas and propane) to comply with applicable emissions standards in the manufacture of the different powertrains, including engines and emissions aftertreatment systems, we offer on our buses.

Because of the complexity of these requirements, a) the costs relating to such major product redesign initiatives are significant and generally span more than one annual period and b) the government-mandated regulations do not change frequently once implemented due to the significance of the costs of, and changes to, supply chain and manufacturing processes necessary to comply with them as discussed in detail above and summarized as follows:

The EPA GHG regulations were put in effect in 2014 for Phase I, followed by 2021 for Phase II (for buses), with the next step proposed for 2028 for Phase III
The CARB low NOx requirements will become effective in 2024 and 2027
The ORVR requirement for Blue Bird school buses became effective for the first time in 2022, due to the phased-in approach and our small-volume manufacturer status (under 15,000 vehicles/year)

During the second half of fiscal 2022 and first half of fiscal year 2023, we have incurred virtually no costs related to product redesign initiatives as reflected in our Adjusted EBITDA financial metric disclosed in our Forms 10-Q filed, or to be filed, with the SEC, and do not expect to incur any such costs for the remainder of fiscal year 2023.

In conclusion, as mentioned in our prior response, in excluding these costs in our Adjusted EBITDA financial metric, we considered Question 100.01 of the SEC’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which states that certain adjustments, while not explicitly prohibited, could cause the presentation of the non-GAAP measure to be misleading. Specifically, management considered that a) such expenses are not normal, recurring operating activities as they occur infrequently and not on a set cadence and b) compliance with such complex regulations does not provide the Company with a competitive advantage within the school bus industry that significantly impacts our revenue generating activities or business strategies given that our competitors must also adhere to such regulatory requirements to manufacture and sell buses.

Accordingly, management has determined that exclusion of these major product redesign initiative costs from Adjusted EBITDA does not cause that financial metric to be misleading. To the contrary, we believe that the presentation reflecting the impact of this item is appropriate and meaningful as it, when coupled with our more prominent disclosures of U.S. GAAP results and the reconciliation to U.S. GAAP results, provides additional information to allow financial statement readers a more complete understanding of our results of operations and cash flows as well as the factors and trends affecting our business. Specifically, we believe that it provides better visibility to evaluate year-over-year comparisons and in forecasting the Company's more normalized business operations in future periods.

*********

Thank you for your letter, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please feel free to contact me directly at (478) 822-2295.

Sincerely,

/s/ Razvan Radulescu

Razvan Radulescu
Chief Financial Officer

cc:    Ted Scartz, Senior Vice President, General Counsel and Secretary